Exhibit 99.3

For Immediate Release:

LANDRY’S SIGNS AGREEMENT TO ACQUIRE MCCORMICK & SCHMICK’S
SEAFOOD RESTAURANTS AT $8.75 PER SHARE

Houston, TX – November 8, 2011 — Tilman J. Fertitta announced today that Landry’s, Inc. has signed an Agreement to acquire 100% of McCormick & Schmick’s Seafood Restaurants, Inc. (NASDAQ: MSSR) (“MSSR”) for $8.75 a share.  Landry’s will acquire MSSR through an all-cash tender and merger.  The tender offer will commence no later than 10 business days from the date hereof.  The price for the MSSR shares represents a premium of approximately 30% to the closing price on Monday, November 7, 2011.  Fertitta already owns directly approximately 10.1% of the outstanding common stock of MSSR, making him one of MSSR’s largest stockholders.

Fertitta remarked, “We have been a fan of the McCormick & Schmick’s brand for years.  As a public company, MSSR fell victim to the need to grow and located some restaurants in secondary markets which were adversely impacted to a greater degree by the economic downturn.  However, Landry’s size, strength and financial resources will positively accelerate the future for MSSR.”  Douglas Schmick, MSSR’S Chairman and co-founder stated,” I am excited knowing that our restaurants will continue to be operated in the same stellar fashion that our customers have come to expect throughout the years. Our legacy is in good hands.”

According to Bill Freeman, CEO of MSSR, “Our Board and management team have been highly focused on enhancing value for our stockholders and we believe that our agreement with Landry’s provides for a fair price and substantial and immediate cash value to our stockholders. Landry’s is one of the premier restaurant companies in America and this presents a great opportunity for our employees.”

Back in April, 2011, Tilman J. Fertitta and his wholly owned company offered to acquire all of the outstanding shares of MSSR.  Although the MSSR Board rejected the proposal, it nevertheless authorized a sale process and evaluation of other strategic alternatives.  As a result of the sale process, MSSR and Landry’s engaged in mutually beneficial discussions which has resulted in the announcement of a definitive agreement today.

McCormick & Schmick’s is a leading operator in the upscale seafood dining segment generating over $300 million in annual revenues and operates over 80 restaurants in 26 states in the U.S. and Canada.  According to Mr. Fertitta, “McCormick & Schmick’s complements Landry’s signature seafood concepts and expands our presence in highly prized locations.  Prime locations include:  Beverly Hills, Baltimore’s Inner Harbor, Philadelphia’s Historic Downtown, Atlanta’s CNN Building, Boston’s Historic Faneuil Hall, Chicago’s Waterfront, Washington D.C. and the Harborside in both Seattle and Portland.  Also included are some of North America’s most famous and historic restaurants such as McCormick & Kuleto’s in San Francisco’s Ghirardelli Square, Portland’s Jake’s Famous Crawfish, Jake’s Grill and The Heathman Restaurant and Bar, Spenger’s Fresh Fish Grotto in Berkley, California and the renowned Boathouse restaurants in Vancouver, Canada.”

ABOUT LANDRY’S, INC.

Landry’s Inc., wholly owned by Tilman J. Fertitta, is a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of high end and casual dining restaurants, primarily under the names of Landry’s Seafood House, Rainforest Cafe, The Chart House, Bubba Gump Shrimp Co., Claim Jumper, Saltgrass Steak House and Oceanaire, as well as a fine dining signature group of restaurants: Vic & Anthony’s, Grotto, Willie G’s and others.  The Company is also engaged in the ownership and operation of gaming, hospitality and entertainment businesses, including the Golden Nugget Hotel & Casinos in Las Vegas and Laughlin, Nevada, and Atlantic City, the Kemah Boardwalk, the San Luis Resort Hotel, and the Downtown Aquariums in Denver and Houston.  Landry’s and Mr. Fertitta’s affiliated companies will generate approximately $2 billion in revenues in 2011.

Full details of the tender offer will be included in Landry’s formal offer to purchase and related materials which will be publicly filed with the Securities and Exchange Commission on Schedule TO and subsequently mailed to MSSR stockholders.  The tender offer will be subject to customary conditions, including, among other things, there being validly tendered and not withdrawn, prior to the expiration of the offer, that number of shares of common stock of MSSR, that would represent at least a majority of the total number of then-outstanding shares calculated on a fully diluted basis.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.  THE SOLICITATION AND THE OFFER TO BUY MSSR’S COMMON STOCK IS ONLY BEING MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT LANDRY’S INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.  MSSR STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC'S WEBSITE AT WWW.SEC.GOV FROM LANDRY’S OR MSSR WHEN THEY BECOME AVAILABLE.

CONTACT:

Rick H. Liem	or	Dancie Ware
Executive Vice President & CFO		Dancie Perugini Ware Public Relations
(713) 850-1010		(713) 224-9115